SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2005

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports  under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

GENESYS, S.A.

FORM 6-K

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2005

U.S. GAAP

1. MD&A

2. Financial Statements

3. Notes

1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Report on Form 6-K contains statements that are not purely historical and are  “forward-looking statements”. These statements may be referred to by terms such as “anticipates”, “believes”, “continues”, “intends”, “expects”, “plans” and other similar terms. Such statements are based upon our current expectations regarding market and economic conditions, product plans, product pricing and other factors. In particular, these forward-looking statements include, but are not limited to the company’s future financial and operating performance, statements regarding revenue, earnings, customer growth and retention, competition and technology, as well as trends in our business and the market in general.

These statements are subject to risks and uncertainties that may cause actual results to differ materially than those stated in the forward-looking statements. These risks and uncertainties are more completely described in the Form 20-F that was filed by Genesys S.A. with the Securities and Exchange Commission on May 2, 2005.

In addition, our financial forecasts are inherently speculative and uncertain. We do not undertake any obligation to update any of these forecasted numbers or forward-looking statements.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with:

•	the financial statements and footnotes for the three and six months ended June 30, 2005 contained herein;
•	the Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission (“SEC”) on May 2, 2005; and
•	the current reports filed on Form 6-K for 2005.

The financial information discussed below is derived from the Consolidated Financial Statements included herein. The financial information set forth and discussed below is unaudited but, in the opinion of management, reflects all adjustments (primarily consisting of normal recurring adjustments) considered necessary for a fair presentation of such information. Our results of operations for a particular quarter may not be indicative of results expected during subsequent fiscal quarters or for the entire year.

Effective for the three and six month periods ended June 30, 2005, certain components of our reportable business segments were reorganized to ensure a more integrated selling effort and focus our core business, and our financial presentation has been revised to reflect this organization. See Note 2 to the consolidated financial statements included in this Form 6-K for further detail.

General

We were founded in Montpellier, France in 1986 to develop automated audio conferencing services. Since then, we have expanded through internal growth and acquisitions to become one of the leading specialist providers of interactive group collaboration and conferencing services and applications, based on 2004 revenues. We have evolved from a regional audio conferencing provider to become a global company earning 59.4% of our revenues outside Europe in the six months ended June 30, 2005. Over time, we have also diversified the scope of our products and services.

In 2001, we completed two major acquisitions. In March 2001, we acquired Astound Incorporated, a leading provider of Web conferencing and data collaboration software. In April 2001, we acquired Vialog Corporation, a leading independent provider of conferencing services in the United States.

Since these acquisitions, we have undertaken a major consolidation of our operations, integrating the activities of Vialog and significantly increasing automated services as a percentage of our activities. The shift to automated services has reduced our revenue growth, but increased our gross margin percentage, as automated services are priced lower than operator-assisted services but carry higher gross margin percentages. The consolidation resulted in the closure of four U.S. call centers and one European call center during 2002, and we completed the closure of an additional U.S. call center at the end of the first quarter of 2004. The consolidation was the main driver in the reduction in the number of our employees from 1,530 as of January 1, 2002 to 982 as of December 31, 2004. During 2004, we also streamlined, reorganized and

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centralized our senior management and finance and administrative departments in Reston, Virginia, to implement a more simplified operational structure.

In connection with our acquisition of Vialog, we incurred a significant amount of debt under a $125 million credit facility that we signed in April 2001. The credit facility requires us to comply with certain financial covenants on a quarterly basis and to make principal repayments on a semi-annual basis. On April 30, 2003 and August 6, 2004, we amended this agreement to reschedule principal payments under our credit facility and to modify our financial covenant requirements. See "—Liquidity and Capital Resources" below and Note 6 to our consolidated financial statements included in this Form 6-K for more details.

Segments

We have three reportable business segments, aligned by geographic region (North America, Europe and Asia Pacific). We make key decisions and evaluate operating performance on the basis of these segments. Our results of operations, broken down among our segments, are set forth in Note 8 to our consolidated financial statements included in this Form 6-K.

Key Factors Affecting Results of Operations

Revenues

We generate our revenues primarily from fees charged to our customers for conferencing and related services. In our geographic segments, we earn services revenues from our Genesys Meeting Center, Genesys Event Service platforms, and Other revenue, which includes video conferencing services and related ancillary revenues. The key drivers of our revenues in each of these areas are described below:

•

Genesys Meeting Center. This is our platform for automated services, providing fully integrated audio, video and Web conferencing accessible on demand directly through the telephone via traditional telecommunications networks and through the desktop via the Internet. We bill services associated with our Genesys Meeting Center platform primarily on a per-participant, per-minute basis.

•

Genesys Event Service. This platform is the successor to our Genesys Events & Managed Services platform, and provides a fully operator managed audio conference service with integrated Web-based audio and video streaming applications. In connection with our Genesys Event Service platform, we bill our attended audio conferencing services on a per-line, per-minute basis, and we charge for Web streaming services on a per event basis that takes into account the size and complexity of the services requested. We launched Genesys Event Service in September 2003 after launching Genesys Events & Managed Services in May 2002. For the period from May 2002 to September 2003, our revenues and related costs for Genesys Events & Managed Services are comparable to those of Genesys Event Service. For comparability with periods prior to May 2002, we have grouped the revenues and related costs for our fully operated-assisted audio conference service, TeleEvent, and our Web-based audio and video streaming applications, EventStream and PowerStream, under our Genesys Event Service Platform.

•

Other. Other revenue consists primarily of video conferencing services, which are similar to audio conferencing except that generally one or more participants are viewing the video broadcast from select video-point locations. We bill our video conferencing services on a per-line, per-minute basis. Other revenue also includes sales of equipment, which we offer to those customers that seek to purchase both their conferencing equipment and their conferencing services from a single supplier.

We generally recognize revenue upon completion of conferencing services or at the time of shipment of equipment, unless we have future obligations for installation or have to obtain customer acceptance, in which case we defer revenue recognition until these obligations are met. We include amounts billed in excess of revenue recognized as deferred revenue in our consolidated balance sheet.

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Cost of Revenue and Gross Profit

Our cost of revenue consists of long distance telephone and network costs, operator and technical support wages and benefits, office expenses for operations staff, depreciation and maintenance on our teleconferencing bridges and telecommunications equipment, amortization of certain software including internally developed software and equipment product costs.

Of these costs, operator and technical support wages and benefits is the largest cost in delivering our managed event services and video conferencing services. The largest direct costs category related to Genesys Meeting Center services include long distance transport and network access costs. The key bridging and conferencing capabilities of our propriety Genesys Meeting Center technology are highly cost efficient. Thus, these services generate higher gross margin percentages than our labor intensive attended services. The consolidation of our North American call centers and resulting cost savings has had a positive impact on our gross margin percentage, beginning in 2003.

Operating Income

Our operating income depends on our revenue, our cost of revenue, and the level of our other operating expenses, which include the following:

•	Research and development costs, which consist primarily of salaries and benefits for research and development personnel, depreciation of research and development equipment and related expenses;

•	Selling and marketing expenses, which consist primarily of salaries and benefits paid to sales personnel and the costs of advertising and marketing materials;

•

General and administrative expenses, which consist primarily of personnel costs and costs for general corporate functions, including finance, accounting, facilities and administration and human resources, and fees for professional services such as consulting, legal and accounting services. Expenses relating to software and information system network maintenance and development are classified as general and administrative expenses rather than research and development expenses. During the three and six month periods ending June 30, 2004 and 2005, some costs relating to development of an integrated reservation and billing system were capitalized.

In 2002, 2003 and 2004, we also incurred various restructuring charges relating to the consolidation of our call centers and the centralization of senior management, finance and administrative functions into our primary operating center in Reston, Virginia. In the first quarter of 2005, we incurred additional restructuring charges related to the consolidation of our video conferencing division into our regional reporting segments. These restructuring charges are shown as a separate component of our operating expenses. In addition, amortization of intangible assets and impairment of goodwill and other intangible assets are recorded as operating expenses.

As discussed further below, significant trends and events impacting the three and six months ended June 30, 2005 include strong volume growth partially offset by continuing price erosion, continued migration of our customers from attended services to automated services, the impact of exchange rate volatility between the U.S. dollar and the euro, a decrease in other revenue streams, primarily in video conferencing, and increasing investment in sales and marketing in key regional markets.

Impact of Exchange Rates

Our company serves large enterprises on a worldwide basis. As a result, we have extensive international operations and, thus, significant exposure to exchange rate fluctuations, in particular those of the U.S. dollar. In 2003, the U.S. dollar declined significantly compared to the euro, and its relative value further fluctuated during 2004 and the first half of 2005. As a result, the comparability of our revenues and results of operations expressed in euros were significantly impacted.

We prepare our consolidated financial statements in euros. In order to demonstrate the impact of the volatility of the U.S. dollar on revenues for the six months ended June 30, 2005 compared to the same period in the prior year, we have recalculated our revenues as if our functional currency had been the U.S. dollar rather than the euro. For this purpose, we used the average for each quarter of the daily euro/U.S. dollar exchange rate, which are the rates we used for translation purposes in our consolidated income statement. The average rates we have used are set forth in the table below. The half-

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year U.S. dollar amounts provided herein are the sums of the euro amounts for each quarter translated into U.S. dollars at the applicable euro/U.S. dollar exchange rate for that quarter.

		Average euro/U.S. dollar exchange rate (expressed in euros per dollar)

2004	Q1	0.799561
	Q2	0.830314
2005	Q1	0.762695
	Q2	0.793719

We believe that this analysis is useful because the majority of our revenues were actually billed in U.S. dollars. However, the change in our U.S. dollar revenues also reflects the mechanical impact of exchange rate differences on the portion of our consolidated revenues earned in euros. We present our recalculated revenues in the table below, along with a presentation of our revenues in euros, as actually recorded in our financial statements. In the U.S. dollar table below, revenues billed in euros translated to U.S. dollars represent 18.9% and 19.3% of the total for the six months ended June 30, 2004 and 2005, respectively. Revenues earned in pounds sterling translated to U.S. dollars represent 15.8% and 15.6% of the total for the six months ended June 30, 2004 and 2005, respectively.

Revenues in euros

Six months ended June 30,
	2004	2005
	in thousands of €	in thousands of €	% change 2004-2005

Genesys Meeting Center	53,891	54,871	1.8%
Genesys Event Service	15,443	13,983	(9.5)%
Other	2,574	1,514	(41.2)%

Total revenues	71,908	70,368	(2.1)%

Revenues in U.S. dollars

Six months ended June 30,
	2004	2005
	in thousands of $	in thousands of $	% Change 2004-2005

Genesys Meeting Center	66,781	70,538	5.6%
Genesys Event Service	19,139	17,975	(6.1)%
Other	3,188	1,946	(39.0)%

Total revenues	89,108	90,459	1.5%

In the discussion of our results of operations set forth below, we discuss more specifically the impact of the volatility of the U.S. dollar in 2004 and 2005 on our revenues and results of operations in euros, which is our functional currency.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

In the following discussion of our results of operations for the three and six months ended June 30, 2005, we highlight EBITDA. We use EBITDA as an important measure of the performance of our business. We believe that EBITDA is a meaningful measure of performance, because it presents our results of operations without the potentially volatile impact (which can be substantial) of goodwill impairment and the non-cash impacting nature of depreciation and amortization. We define EBITDA as earnings (loss) before interest, income taxes, depreciation, amortization charges and impairment of goodwill and other intangibles.

Our depreciation charges are divided among the line items of cost of revenue, research and development, selling and marketing and general and administrative expenses, based on the use of the assets being depreciated. EBITDA is not a measurement of operating performance calculated in accordance with accounting principles generally accepted in the

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United States, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other statement of operations or cash flow statement data prepared in accordance with generally accepted accounting principles, or GAAP. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained in this document may not be comparable to similarly named measures of other companies.

The following table reconciles EBITDA to net income (loss) for the periods indicated.

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005
	(in thousands of €)
Net income (loss)	(70,238)	714	(73,615)	2,506
Income tax expense (credit)	(6,676)	31	(6,520)	(244)
Equity in income of affiliated companies	(5)	(33)	(37)	(36)
Financial expense, net	1,570	2,473	4,748	4,076
Depreciation	2,498	2,138	4,963	4,252
Amortization of intangibles	1,734	877	3,483	1,823
Impairment of goodwill and intangibles	75,401	—	75,401	—
EBITDA	4,284	6,200	8,423	12,377

For the three months ended June 30, 2004, EBITDA before non-recurring charges of €1.5 million was €5.8 million. The non-recurring charges of €1.5 million consisted of €1.0 million of non-recurring restructuring charges and €0.5 million for separation costs. For the three months ended June 30, 2005, EBITDA before a non-recurring restructuring credit of €0.1 million was €6.1 million. The non-recurring restructuring credit of €0.1 million consisted of adjustments to existing restructuring reserves as a result of changes in certain assumptions, as described below.

For the six months ended June 30, 2004, EBITDA before non-recurring charges of €4.0 million was €12.4 million. The non-recurring charges of €4.0 million consisted of €2.1 million of non-recurring restructuring charges, €1.1 million for separation costs, € 0.5 million for the early termination of an operating lease contract and €0.3 million for other miscellaneous expenses. For the six months ended June 30, 2005, EBITDA before non-recurring charges of €0.2 million was €12.6 million. The non-recurring charges of €0.2 million primarily related to the reorganization of the Global Video Division.

Three months ended June 30, 2005 compared with the three months ended June 30, 2004

Revenue

Total revenues increased by €0.6 million, or 1.6%, from €35.7 million for the three months ended June 30, 2004 to €36.2 million for the three months ended June 30, 2005. Our total volume of conferencing minutes increased 37.5% from 372 million minutes for the three months ended June 30, 2004 to 511 million minutes for the three months ended June 30, 2005. The increase of €0.6 million in total revenues was mainly the result of an increase in total volume, which was offset by the impact of price erosion, exchange rate fluctuations and a decline in video conferencing services, as detailed below:

-

€2.0 million increase in revenue due to the 37.5% increase in conferencing minutes sold, partially offset by industry-wide price erosion and by the impact of the continued and expected shift in our service revenue mix from operator-attended services (Genesys Event Service) to our lower-priced, automated services (Genesys Meeting Center). For the three months ended June 30, 2005, automated services represented 78.4% and 92.8% of the revenues and volume, respectively, increasing from 75.2% and 88.8% of the revenues and volumes, respectively, for the three months ended June 30, 2004. The revenue impact of price erosion was most significant in our automated services, which decreased in price by 25.5% for the three months ended June 30, 2005, compared to the three months ended June 30, 2004.

-

€1.0 million decrease in revenue due to the effects of foreign currency exchange rates, particularly the decline in value of the U.S. dollar versus the euro, as 51% of our revenues are billed in U.S. dollars.

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-

€0.5 million decrease in revenue from other services, primarily relating to video conferencing services as the market for traditional video conferencing services contracts and as we seek to migrate video conferencing services onto our integrated audio, video and web platform, Genesys Meeting Center.

The following table sets forth our revenues for the three months ended June 30, 2004 and 2005 by reporting segment and expressed as a percentage of total revenues.

	Three months ended June 30,
	2004		2005
	In thousands of €	% of revenues	In thousands of €	% of revenues

North America	18,617	52.2%	18,548	51.2%
Europe	14,587	40.9%	14,508	40.0%
Asia-Pacific	2,487	6.9%	3,190	8.8%
Total revenues	35,691	100.0%	36,246	100.0%

The increase in total revenue of €0.6 million reflects an increase in conferencing minutes sold, partially offset by price erosion, the increase in percentage of revenue from lower-priced, automated services (Genesys Meeting Center), and currency exchange effects. In North America, our revenues decreased marginally by €69 thousand, or 0.4%, reflecting the increased volume offset by price erosion and the impact of foreign exchange rate fluctuations. Our European revenues also decreased marginally by €79 thousand, or 0.5%, primarily as a result of price erosion. Our Asia-Pacific revenues increased by €0.7 million, or 28.3%, mainly due to increased volume in this region.

The following table sets forth revenues for the three months ended June 30, 2004 and 2005 by service category and expressed as a percentage of total revenues.

	Three months ended June 30,
	2004		2005
	In thousands of €	% of revenues	In thousands of €	% of revenues

Genesys Meeting Center	26,867	75.2%	28,415	78.4%
Genesys Event Services	7,672	21.5%	7,151	19.7%
Other	1,152	3.3%	680	1.9%
Total revenues	35,691	100.0%	36,246	100.0%

Our breakdown of total revenue by category reflects the continued shift in our service revenue mix from operator-assisted services (Genesys Event Services) to automated services (Genesys Meeting Center). Automated services revenues increased €1.5 million, or 5.8%, from €26.9 million to €28.4 million for the three months ended June 30, 2004 and 2005, respectively. Operator-assisted services decreased €0.5 million, or 6.8%, from €7.7 million to €7.2 million for the three months ended June 30, 2004 and 2005, respectively. The decrease in other services of €0.5 million, or 40.9%, from €1.2 million to €0.7 million for the three months ended June 30, 2004 and 2005, respectively, primarily reflects the decrease in our video conferencing services.

Gross Profit

Our gross profit increased by €1.3 million, from €22.4 million for the three months ended June 30, 2004, to €23.7 million, for the three months ended June 30, 2005. Expressed as a percentage of revenue, gross profit increased from 62.7% for the three months ended June 30, 2004, to 65.5% for the three months ended June 30, 2005.

The following table sets forth our gross profit by reporting segment for the three months ended June 30, 2004 and 2005, both as an absolute amount and as a percentage of segment revenues.

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Three months ended June 30,
2004	2005
	In thousands of €	% of revenues	In thousands of €	% of revenues

North America	9,728	52.3%	10,618	57.2%
Europe	11,118	76.2%	10,959	75.5%
Asia-Pacific	1,542	62.0%	2,147	67.3%
Total gross profit	22,388	62.7%	23,724	65.5%

The increase of gross profit and gross margin is mainly a result of an increased number of conferencing minutes sold in North America and Asia-Pacific and also reflects the relatively higher margins of the Genesys Meeting Center technology platform and lower long distance transport rates in North America. In Europe, the lower margins reflect the price erosion and trend towards higher volume, lower-priced large European customers, partially offset by more favorable long distance transport costs.

Operating Expenses

The following table breaks down our operating costs and expenses that are not included in cost of revenue for the three months ended June 30, 2004 and 2005 by major category.

	Three months ended June 30,
	2004		2005
	In thousands of €	% of revenues	In thousands of €	% of revenues

Research and development	963	2.7%	663	1.8%
Selling and marketing	10,021	28.1%	10,329	28.5%
General and administrative	8,542	23.9%	8,757	24.2%
Restructuring charge	1,076	3.0%	(87)	(0.2%)
Impairment of goodwill and intangibles	75,401	211.3%	—	0.0%
Amortization of intangibles	1,734	4.9%	877	2.4%
Total operating expenses	97,737	273.8%	20,539	56.7%

Research and development

Research and development expenses for the three months ended June 30, 2005 declined, both in absolute terms and as a percentage of revenues. In 2005, our major research and development activities were the continued development of enhancements to our Genesys Meeting Center and Genesys Event Service platforms. The decrease in research and development reflects a €0.2 million increase compared to the prior period in costs qualifying for capitalization related to internal-use software development projects. These costs represent assets on our balance sheet that are generally amortized over a three year period commencing when the internal-use software is ready for use.

Selling and marketing

Selling and marketing expenses increased by €0.3 million, or 3.1%, from €10.0 million for the three months ended June 30, 2004 to €10.3 million for the three months ended June 30, 2005. As a percentage of total revenues, selling and marketing expenses increased from 28.1% for the three months ended June 30, 2004 to 28.5% for the three months ended June 30, 2005. The increase is mainly due to our increased emphasis and investment in sales and marketing, particularly to large enterprises, in order to further penetrate the market and increase global brand awareness.

General and administrative

General and administrative expenses increased by €0.2 million, or 2.5%, from €8.5 million for the three months ended June 30, 2004 to €8.8 million for the three months ended June 30, 2005. As a percentage of total revenues, general and administrative expenses increased from 23.9% for the three months ended June 30, 2004 to 24.2% for the three months

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ended June 30 2005. The increase is mainly due to fees for arbitration proceedings associated with Genesys Teleconferencia Iberia SA, a Spanish joint venture in which we hold a 20% minority interest.

Restructuring charge

The restructuring credit of €0.1 million for the three months ended June 30, 2005 was a result of changes in certain assumptions regarding restructuring reserves related to our North American facilities. The changes in assumptions related to improved subleasing activities and lower than expected variable facilities charges. The restructuring charge of €1.1 million for the three months ended June 30, 2004 is associated with the closing of the Chanhassen, Minnesota call center (€0.7 million) and the consolidation of our general and administrative departments in Reston, Virginia (€0.4 million), which were previously located in Denver, Colorado and Montpellier, France.

Impairment of goodwill and other intangibles

We re-evaluate the carrying value of our long-lived assets, consisting primarily of goodwill and other intangible assets at least annually. The most recent annual impairment test was performed as of October 1, 2004. No triggering events have occurred subsequently that would require us to perform an interim impairment test. We will perform the next annual impairment test as of October 1, 2005.

Reflecting the then current industry environment and continued price erosion, we recorded a non-cash reduction of €75.4 million in the carrying value of goodwill and other intangible assets in the second quarter of 2004. We did not record any impairment charge in the second quarter of 2005. The 2004 impairment charge includes €53.4 million relating to North America goodwill and €22.0 million relating to the carrying value of North America customer lists, which were identified during the acquisition of Vialog in 2001. For additional information regarding this impairment charge and, in particular, regarding the facts and circumstances that led to the impairment charge, see Note 3 to our consolidated financial statements included in this Form 6-K.

Amortization of intangibles

Amortization of intangibles decreased by 47.1%, from €1.7 million for the three months ended June 30, 2004 to €0.9 million for the three months ended June 30, 2005. As a percentage of total revenues, amortization of intangibles decreased from 4.9% to 2.4% for the three months ended June 30, 2004 and 2005, respectively. The decrease is due to the reduced level of intangible assets in 2005 as compared to 2004, resulting from the impairment of North America customer lists recorded in the fourth quarter of 2003 and in the second quarter of 2004.

Operating Income (Loss)

The following table breaks down operating income (loss) by segment for the three months ended June 30, 2004 and 2005:

	Three months ended June 30,
	2004	2005
	(In thousands of €)
North America	(73,478)	3,359
Europe	5,412	5,323
Asia-Pacific	262	1,020
Corporate	(7,545)	(6,517)
Total operating income	(75,349)	3,185

Our operating income increased by €78.5 million, from a loss of € 75.3 million for the three months ended June 30, 2004, to €3.2 million for the three months ended June 30, 2005. The increase in operating income primarily reflects a €1.3 million increase in gross profit, decreases of €1.0 million and €0.9 million in restructuring charges and amortization of intangibles, respectively, and the €75.4 million impairment charge taken in the three months ended June 30, 2004.

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EBITDA

EBITDA increased €1.9 million, or 44.7%, from €4.3 million for the three months ended June 30, 2004 to €6.2 million for the three months ended June 30, 2005. Expressed as a percentage of total revenues, EBITDA increased from 12.0% for the three months ended June 30, 2004 to 17.1% for the three months ended June 30, 2005. In comparison to the three months ended June 30, 2004, the increase in EBITDA margin is mainly due to the lower restructuring and non-recurring charges, as well as the increase in revenues and gross profit for the three months ended June 30, 2005.

For a reconciliation of EBITDA to net income (loss), see paragraph “Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)”, included at the beginning of this section.

Financial Income (Expense), Net

Net financial expense increased from €1.6 million for the three months ended June 30, 2004 to €2.5 million for the three months ended June 30, 2005 due to an increase in the floating interest rate of Genesys’ debt denominated in U.S. dollars and, to a lesser degree, to the increase of the U.S. dollar compared to the euro. Interest expense increased from €1.4 million for the three months ended June 30, 2004 to €2.1 million for the three months ended June 30, 2005.

Income Tax (Expense) Credit

We recorded a €31 thousand expense for income taxes for the quarter ended June 30, 2005 compared to a credit of €6.7 million for the same period in 2004. The expense of €31 thousand in 2005 reflects the timing and mix of income by tax jurisdiction after consideration of available loss carryforwards and other applicable deductions. The credit in 2004 of €6.7 million corresponds primarily to the reduction of certain deferred tax liabilities as a result of the €22.0 million impairment charge taken in the three months ended June 30, 2004 against the North American intangible assets related to customer lists, partially offset by an income tax provision of €1.1 million for the six months ended June 30, 2004.

Net Income (Loss)

We recorded net income of €0.7 million for the three months ended June 30, 2005, compared to a net loss of €70.2 million for the three months ended June 30, 2004. This difference reflects mainly the amortization, impairment of intangibles and goodwill and reversal of deferred tax liabilities associated with amortization and impairment, without which net income would amount to €1.6 million for the three months ended June 30, 2005, compared to net loss of €0.6 million for the three months ended June 30, 2004.

Six months ended June 30, 2005 compared with the six months ended June 30, 2004

Revenue

Total revenues decreased by 2.1% from €71.9 million for the six months ended June 30, 2004 to €70.4 million for the six months ended June 30, 2005. The volume of conferencing minutes increased 33.1% from 733 million minutes for the six months ended June 30, 2004 to 975 million minutes for the six months ended June 30, 2005. The decrease of €1.5 million in total revenues was mainly due to the impact of price erosion, exchange rate fluctuations and a decline in video conferencing services, which was partially offset by an increase in total volume, as detailed below:

-

€1.7 million increase in revenue is due to the 33.1% increase in conferencing minutes sold, partially offset by industry-wide price erosion and by the impact of the continued and expected shift in our service revenue mix from operator-attended services (Genesys Event Service) to our lower-priced, automated services (Genesys Meeting Center). For the six months ended June 30, 2005, automated services represented 78.0% and 92.5% of the revenues and volume, respectively, increasing from 74.9% and 88.7% of the revenues and volumes, respectively, for the six months ended June 30, 2004. The impact of price erosion was most significant in our automated services revenue, which decreased in average price by 25.6% for the six months ended June 30, 2005, compared to the average price in the six months ended June 30, 2004.

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-	€2.1 million decrease in revenue due to the effects of foreign currency exchange rates, particularly the decline in value of the U.S. dollar versus the euro.
-

€1.1 million decrease in revenue from other services, primarily relating to video conferencing services as the market for traditional video conferencing services contracts and as we seek to migrate video conferencing services onto our integrated audio, video and web platform, Genesys Meeting Center.

The following table sets forth our revenues for the six months ended June 30, 2004 and 2005 by reporting segment and expressed as a percentage of total revenues.

	Six months ended June 30,
	2004		2005
	In thousands of €	% of revenues	In thousands of €	% of revenues

North America	37,597	52.3%	35,917	51.1%
Europe	29,654	41.2%	28,590	40.6%
Asia-Pacific	4,657	6.5%	5,861	8.3%
Total revenues	71,908	100.0%	70,368	100.0%

The decrease of €1.5 million in total revenue was mainly due to the net impact of the continued and expected shift in the product mix from operator-attended services (Genesys Event Service) to our lower-priced, automated services (Genesys Meeting Center), continued industry-wide price erosion, as well as to currency exchange effects. In North America, our revenues decreased by €1.7 million, or 4.5%, reflecting price erosion and the impact of negative foreign exchange rate fluctuations partially offset by increased volume. Our European revenues also decreased by €1.1 million, or 3.6%, primarily as a result of price erosion. Our Asia-Pacific revenues increased by €1.2 million, or 25.9%, mainly due to increased volume in this region.

The following table sets forth our revenues for the six months ended June 30, 2004 and 2005 by service category and expressed as a percentage of total revenues.

	Six months ended June 30,
	2004		2005
	In thousands of €	% of revenues	In thousands of €	% of revenues

Genesys Meeting Center	53,891	74.9%	54,871	78.0%
Genesys Event Services	15,443	21.5%	13,983	19.9%
Other	2,574	3.6%	1,514	2.1%
Total revenues	71,908	100.0%	70,368	100.0%

Our breakdown of total revenue by category reflects the continued shift in our service revenue mix from operator-assisted services (Genesys Event Services) to automated services (Genesys Meeting Center). Automated services revenues increased €1.0 million, or 1.8%, from €53.9 million to €54.9 million for the six months ended June 30, 2004 and 2005, respectively. Operator-assisted services decreased €1.5 million, or 9.5%, from €15.4 million to €14.0 million for the six months ended June 30, 2004 and 2005, respectively. The decrease in other services of €1.1 million, or 41.2%, from €2.6 million to €1.5 million for the six months ended June 30, 2004 and 2005, respectively, primarily reflects the decrease in our video conferencing services.

Gross Profit

Gross profit increased by €0.7 million from €44.8 million, for the six months ended June 30, 2004, to €45.5 million, for the six months ended June 30, 2005. Expressed as a percentage of revenue, gross profit increased from 62.3% for the six months ended June 30, 2004 to 64.7% for the six months ended June 30, 2005.

11

The following table sets forth our gross profit by segment for 2004 and 2005, both as an absolute amount and as a percentage of segment revenues.

	Six months ended June 30,
	2004		2005
	In thousands of €	% of revenues	In thousands of €	% of revenues

North America	19,620	52.2%	19,842	55.2%
Europe	22,316	75.3%	21,945	76.8%
Asia-Pacific	2,870	61.6%	3,720	63.5%
Total gross profit	44,806	62.3%	45,507	64.7%

The increase of gross profit and gross margin is mainly a result of a higher amount of conferencing minutes sold in North America and Asia-Pacific and also reflects the cost efficiency of the Genesys Meeting Center technology platform and lower long distance transport rates in North America. In Europe, the higher margins reflect the benefit of more favorable long distance transport costs.

Operating Expenses

The following table breaks down our operating costs and expenses that are not included in cost of revenue for the six months ended June 30, 2004 and 2005 by major category.

	Six months ended June 30,
	2004		2005
	In thousands of €	% of revenues	In thousands of €	% of revenues

Research and development	2,083	2.9%	1,295	1.8%
Selling and marketing	18,987	26.4%	19,595	27.9%
General and administrative	18,186	25.3%	16,253	23.1%
Restructuring charge	2,090	2.9%	239	0.3%
Impairment of goodwill and intangibles	75,401	104.9%	—	0.0%
Amortization of intangibles	3,483	4.8%	1,824	2.6%
Total operating expenses	120,230	167.2%	39,205	55.7%

Research and development

Research and development expenses for the six months ended June 30, 2005 declined by €0.8 million, or 37.8%, as compared to the prior year period. In the first half of 2005, our major research and development activities were the continued development of enhancements to our Genesys Meeting Center and Genesys Event Service platforms. The decrease in research and development reflects a €0.3 million increase compared to the prior period in costs qualifying for capitalization related to internal-use software development projects. These costs represent assets on our balance sheet that are generally amortized over a three-year period commencing when the internal-use software is ready for use.

Selling and marketing

Selling and marketing expenses increased by €0.6 million, or 3.2%, from €19.0 million for the six months ended June 30, 2004 to €19.6 million for the six months ended June 30, 2005. As a percentage of total revenues, selling and marketing expenses increased from 26.4% to 27.9% for the six months ended June 30, 2004 and 2005, respectively. The increase is mainly due to our increased emphasis and investment in sales and marketing, particularly to large enterprises, in order to further penetrate the market and increase global brand awareness.

12

General and administrative

General and administrative expenses decreased by €1.9 million from €18.2 million for the six months ended June 30, 2004 to €16.3 million for the six months ended June 30, 2005. As a percentage of total revenues, general and administrative expenses decreased from 25.3% to 23.1% for the six months ended June 30, 2004 and 2005, respectively. The decrease in general and administrative expenses as a percentage of total revenues is due to non-recurring charges of €1.9 million mainly associated with the separation costs of €1.1 million and the early termination of an operating lease contract for €0.5 million during the six months ended June 30, 2004. This decrease also reflects savings from the consolidation of senior management and finance, legal and administrative departments in Reston, Virginia, partially offset by fees for arbitration proceedings associated with Genesys Teleconferencia Iberia SA, a Spanish joint venture, in which we hold a 20% minority interest.

Restructuring charge

The restructuring charge of €0.2 million for the six months ended June 30, 2005 is primarily due to a reorganization of our Global Video division. The restructuring charge of €2.1 million for the six months ended June 30, 2004 was associated with the closing of the Chanhassen, Minnesota call center (€1.1 million) and the consolidation of our general and administrative department in Reston, Virginia (€1.0 million), which were previously located in Denver, Colorado and Montpellier, France.

Impairment of goodwill and other intangibles

On a regular basis, we re-evaluate the carrying value of our long-lived assets, consisting primarily of goodwill and other intangible assets. As a result of this assessment, reflecting the current industry environment and continued price erosion, we recorded a non-cash reduction of €75.4 million in the carrying value of goodwill and other intangible assets in the second quarter of 2004. We did not record any impairment charge in the first half of 2005. The 2004 impairment charge includes €53.4 million relating to North America goodwill and €22.0 million relating to the carrying value of North America customer lists, which were identified during the acquisition of Vialog in 2001. For additional information regarding this impairment charge and, in particular, regarding the facts and circumstances that led to the impairment charge, see Note 3 to our consolidated financial statements included in this Form 6-K.

Amortization of intangibles

Amortization of intangibles decreased by 48.6%, from €3.5 million for the six months ended June 30, 2004 to €1.8 million for the six months ended June 30, 2005. As a percentage of total revenues, amortization of intangibles decreased from 4.8% for the six months ended June 30, 2004 to 2.6% for the six months ended June 30, 2005. The decrease is due to the reduced level of intangible assets in 2005 as compared to 2004, resulting from the impairment of North America customer lists recorded in the second quarter of 2004.

Operating Income (Loss)

The following table breaks down operating income (loss) by segment for the six months ended June 30, 2004 and 2005:

	Six months ended June 30,
	2004	2005
	(In thousands of €)
North America	(71,677)	6,036
Europe	10,418	10,501
Asia-Pacific	672	1,439
Corporate	(14,837)	(11,674)
Total operating income	(75,424)	6,302

Our operating income increased by €81.7 million, from a loss of €75.4 million for the three months ended June 30, 2004, to €6.3 million for the three months ended June 30, 2005. The increase in operating income primarily reflects a €0.7 million increase in gross profit, decreases of €1.9 million and €1.7 million in restructuring charges and amortization of intangibles, respectively, and the €75.4 million impairment charge taken in the three months ended June 30, 2004.

13

EBITDA

EBITDA increased from €8.4 million for the six months ended June 30, 2004 to €12.4 million for the six months ended June 30, 2005. Expressed as a percentage of total revenues, EBITDA increased, from 11.7% to 17.6% for the six months ended June 30, 2004 and 2005, respectively. This increase in EBITDA margin is mainly due to the increase in gross profit and the absence in 2005 of restructuring and non-recurring charges for the six months ended June 30, 2004.

For a reconciliation of EBITDA to net income (loss), see paragraph “Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)”, included at the beginning of this section.

Financial Income (Expense), Net

We incurred net financial expense of €4.1 million for the six months ended June 30, 2005, compared to net financial expense of €4.7 million for the six months ended June 30, 2004. This change is mainly due to the fact that we had a foreign exchange loss of €0.6 million for the six months ended June 30, 2005 compared to a loss of €1.8 million for the six months ended June 30, 2004, an improvement of €1.2 million, due to the continued volatility of the U.S. dollar against the euro.

Income Tax (Expense) Credit

We recorded a €0.2 million credit for income taxes for the six months ended June 30, 2005 compared to a credit of €6.5 million for the same period ended June 30, 2004. The credit in 2004 of €6.5 million corresponds primarily to the reduction of certain deferred tax liabilities as a result of the €22.0 million impairment charge taken in the second quarter of 2004 against the North American customer lists, partially offset by the income tax provision of €1.6 million for the six months ended June 30, 2004.

Net Income (Loss)

We recorded a net income of €2.5 million for the six months ended June 30, 2005, compared to a net loss of €73.6 million for the six months ended June 30, 2004. This difference reflects mainly amortization, impairment of intangibles and goodwill and reversal of deferred tax liabilities associated with amortization and impairment, without which net income would amount to €4.3 million for the six months ended June 30, 2005, compared to a net loss of €3.0 million for the six months ended June 30, 2004.

Liquidity and Capital Resources

General

Our liquidity requirements are driven primarily by working capital, capital expenditures for telecommunications and bridging equipment, and to a lesser extent, servers, computers and software, and debt service requirements. To date, we have funded our capital requirements through a combination of equity offerings, borrowings (including bank financings and convertible debt issuances), and operating cash flow. At June 30, 2005, our principal sources of liquidity included €8.2 million in cash and cash equivalents. Under the terms of our U.S. $125 million credit facility, additional indebtedness is limited, which may limit our ability to borrow under our short-term credit facilities. This $125 million facility, which is described in more detail below, was amended on both April 30, 2003 and August 6, 2004 to reschedule repayments and to adjust our financial covenants. On September 30, 2005, the Company obtained prospective waivers from its bank lenders for any financial covenant defaults from September 30, 2005 through September 30, 2006. We believe that our capital resources are sufficient to meet our current working capital and other cash needs for at least the next twelve months.

14

Cash flows

Cash and cash equivalents, including restricted cash and net of bank overdrafts, was €5.6 million at June 30, 2005 compared to €6.4 million at December 31, 2004. At December 31, 2004, the €6.4 million amount included €7.4 million of cash on hand and €1.2 million of short-term restricted cash, partially offset by €2.2 million of bank overdrafts. At June 30, 2005, the €5.6 million amount included €7.8 million of cash on hand and €0.4 million of short-term restricted cash, partially offset by €2.6 million of bank overdrafts.

We generated cash of €7.0 million from operating activities for the six months ended June 30, 2005 compared to €7.4 million for the six months ended June 30, 2004. This cash included €8.9 million from operations (after adding back non-cash adjustments of €6.4 million to net income of €2.5 million) less the net change in working capital of €1.9 million. The non-cash adjustments included items such as depreciation and amortization and amounted to €6.1 million for the six months ended June 30, 2005. The working capital decrease primarily reflects a €1.8 million increase in accounts receivable from December 31, 2004 to June 30, 2005.

We used cash of €3.2 million in investing activities for the six months ended June 30, 2005 compared to €1.9 million for the six months ended June 30, 2004, mainly for capital expenditures. Our capital expenditures as a percentage of revenues increased from 2.6% to 4.5% of revenues for the six months ended June 30, 2004 and 2005, respectively. Our increased capital expenditures reflect the purchase of additional bridges related to increased volumes as well as planned investment in VoIP technology and back-office systems.

We used €2.7 million of cash for financing activities during the six months ended June 30, 2005, reflecting primarily the payment of €4.8 million on April 30, 2004 under our U.S.$ 125 million credit facility, offset by a € 0.8 million conversion of restricted cash to cash at hand, a € 0.4 million increase in bank overdrafts, and a €0.9 million cash inflow through our receivables factoring program (see Note 4 to the consolidated financial statements included in this Form 6-K for further details regarding our receivables factoring program).

Amendments to the April 2001 U.S. $125 Million Credit Facility

On August 6, 2004, we signed an amendment to the April 2001 U.S $125 million credit facility with our bank creditors. The amendment mainly provides for the rescheduling of principal repayments. For a complete description of the credit facility, refer to Note 6 to the consolidated financial statements included in this Form 6-K.

Waiver of certain financial covenants in 2005

At June 30, 2005, we did not satisfy our cash cover and leverage ratio financial covenants under the terms of the credit facility, as amended. At March 31, 2005, we did not satisfy our cash cover, leverage and consolidated EBITDA ratio financial covenants. We have obtained waivers from our bank lenders with respect to these covenants at these dates. In addition, on September 30, 2005, the Company obtained prospective waivers from its bank lenders for any financial covenant defaults from September 30, 2005 through September 30, 2006.

Principal payment schedule, as amended

According to the August 6, 2004 amendment to the credit facility, the remaining amended principal payment schedule is as follows:

		Repayments according to amendment signed on August 6, 2004
		In millions of U.S. dollars	In millions of euros (June 30, 2005 closing exchange rate)
2nd half-	2005	$6.0	€5.0
	2006	$16.0	€13.2
	2007	$22.3	€18.4
	2008	$49.8	€41.2
Total		$94.1	€77.8

15

 Repurchase of the 1999 convertible notes

In February 2004, we repurchased 125,330 convertible notes for an amount of €2.2 million, utilizing the escrow account created after the rights offering completed in 2003. In October 2005, we will repurchase the total remaining outstanding convertible notes for an amount of €3.2 million.

Other commitments

On December 11, 2003, we entered into a new financial instrument named CAP 6 months 3.00% Knock Out (KO) 5.00% to hedge our exposure on our outstanding debt denominated in U.S. dollars for the period between May 1, 2004 and October 30, 2008. This new financial instrument replaced the interest rate swap financial instrument that expired on April 30, 2004. The full cost of U.S. $354 thousand for this financial instrument was paid in 2003.

The fair value adjustment of the Knock-Out CAP as a result of changes in market interest rates is recognized as other financial income (expenses), as we are not able to apply the special accounting treatment prescribed under SFAS 133. The fair value adjustment (favorable amount) amounted to € 455 thousand at June 30, 2005.

We do not have any material guarantees outstanding, nor do we have any securitization or other off balance sheet financing arrangements, other than those described in Note 15, Commitments and Contingencies, to the financial statements contained in the Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission.

Shareholders’ agreement of Genesys Teleconferencia Iberia SA

In 1999, we entered into a shareholders’ agreement with the other shareholders of Genesys Teleconferencia Iberia SA, a Spanish joint venture in which we currently hold a 20% minority interest. Two other partners, Grupo Multitel SA (formerly Multitel Cable, SA) and Almagro Asesoramiento e Inversiones SA, hold 60% and 20% of the equity of the joint venture, respectively. These partners claim that we are required to purchase their equity interests under the terms of put options in the shareholders’ agreement and have claimed that the put option price should be approximately €5.3 million.

We have taken the position that the put options that our partners claim to have exercised under the shareholders agreement are not valid and that, even if they are valid, the valuation methodology used is not valid. In accordance with the shareholders agreement, we have commenced arbitration proceedings against the other partners regarding the validity of the put options. Even if the put options were found to be valid, we believe that the purchase price for our partners’ equity interests should be significantly lower than the amount claimed by our partners. If the put options were found to be valid, the purchase price would be payable, at our option, in cash or in shares of our company.

Revenue and EBITDA Guidance

On April 6, 2005, we announced guidance regarding our revenue and EBITDA for the year ended December 31, 2005.  We provided a revenue target of between €140 million and €145 million and an EBITDA target of between €23 million and €26 million.

We have prepared our targets based on current assumptions. We expect our 2005 results will continue to reflect the adoption of our services by large enterprise customers, who benefit from our global, proprietary multimedia conferencing services.

These targets are subject to significant uncertainty, and may not be reached for a number of reasons, including those described under Item 3, “ Key Information – Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2004.

Critical Accounting Policies

We prepare our consolidated financial statements for our Form 20-F in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.

We believe the following critical accounting policies, among others, represent the more significant judgments and estimates used in the preparation of our consolidated financial statements.

16

Allowance for doubtful accounts

We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet our financial obligations to us (e.g., bankruptcy filings, failure to pay amounts due to us or others), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past write-off history (average percentage of receivables written off historically), and the length of time the receivables are past due. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet our financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount.

Impairment of goodwill and identifiable intangible assets

In reviewing the recoverability of our goodwill and identifiable intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These assumptions require us to exercise significant judgment, often on a subjective basis. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. During 2001, 2002 and 2003 we recorded an impairment charge on these assets of €61.3 million, €93.6 million and €28.1 million respectively. An additional impairment charge of €75.4 million was recorded in the three and six months ended June 30, 2004.

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Under SFAS 142, we discontinued amortizing our goodwill, but we are required to review our goodwill for impairment on an annual basis thereafter. Based on the circumstances and underlying assumptions made when the impairment reviews are performed in the future, further impairment charges could be required.

We continue to amortize our identifiable intangible assets that have determinable lives, but we are required to review the recoverability of these assets whenever events or changes in business circumstances indicate that the assets may be impaired. Based on the circumstances and underlying assumptions made at the time of these reviews, further impairment charges could be required.

Deferred tax assets

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income for each subsidiary and the expected timing of the reversals of existing temporary differences. As a result of this review, we have recorded a deferred tax asset of €0.4 million at June 30, 2005, and we have established a full valuation allowance on the remaining amount of our deferred tax assets.

17

2. Financial Statements

CONSOLIDATED BALANCE SHEETS

(U.S. GAAP, in thousands, except share data)

	December 31,	June 30,
	2004	2005
ASSETS		(Unaudited)
Current assets:
Cash and cash equivalents	€7,361	€7,786
Short-term portion of restricted cash	1,194	432
Accounts receivable, less allowances of €2,100 at December 31, 2004 and €2,097 at June 30, 2005	21,523	22,045
Unbilled accounts receivable	6,260	9,341
Prepaid expenses	1,622	2,314
Other current assets	4,310	4,622
Total current assets	42,270	46,540
Property and equipment, net	22,366	22,901
Goodwill, net	21,834	21,896
Customer lists, net	15,798	13,676
Investment in affiliated company	212	248
Deferred tax assets	448	463
Deferred financing costs, net	1,619	179
Other assets	1,565	1,662
Total assets	€106,112	€107,565
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Bank overdrafts	€2,173	€2,622
Accounts payable	9,488	10,281
Accrued liabilities	5,004	3,978
Accrued compensation	6,479	6,778
Taxes payable	6,667	6,229
Deferred revenue	30	57
Current portion of long-term debt	12,038	14,833
Current portion of capitalized lease obligations	187	37
Current portion of deferred tax liability	989	1,138
Current portion of other long-term liability	1,467	1,489
Other current liabilities	1,458	2,896
Total current liabilities	45,980	50,338
Long-term portion of long-term debt	64,713	66,972
Long-term portion of capitalized lease obligations	60	53
Long term portion of deferred tax liability	3,396	2,748
Other long-term liability	1,244	427
Shareholders’ equity (deficit)
Ordinary shares: €1.00 nominal value and 18,307,756 shares issued and outstanding at December 31, 2004 and June 30, 2005	18,308	18,308
Common shares to be issued: €1.00 nominal value and 65,067 shares at December 31, 2004 and June 30, 2005	65	65
Additional paid-in capital	197,129	197,129
Treasury shares: 22,131 shares at December 31, 2004 and June 30, 2005	(751)	(751)
Accumulated other comprehensive income	22,293	15,476
Accumulated deficit	(246,325)	(243,200)
Total shareholders’ deficit	(9,281)	(12,973)
Total liabilities and shareholders’ deficit	€106,112	€107,565

See notes to financial statements.

18

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited) (U.S. GAAP, in thousands, except share data)
	Three Months ended June 30,		Six Months ended June 30,
	2004	2005	2004	2005
Revenue :
Services	€ 35,667	€ 36,215	€ 71,706	€ 70,331
Products	24	31	202	37
	35,691	36,246	71,908	70,368
Cost of revenue :
Services	13,288	12,516	27,059	24,825
Products	15	6	43	36
	13,303	12,522	27,102	24,861

Gross profit	22,388	23,724	44,806	45,507

Operating expenses :
Research and development	963	663	2,083	1,295
Selling and marketing	10,021	10,329	18,987	19,595
General and administrative	8,542	8,758	18,186	16,253
Restructuring charge (credit)	1,076	(88)	2,090	238
Impairment of goodwill and other intangibles	75,401	—	75,401	—
Amortization of intangibles	1,734	877	3,483	1,823
Total operating expenses	97,737	20,539	120,230	39,205

Operating income (loss)	(75,349)	3,185	(75,424)	6,302

Financial income (expense)
Interest income	28	13	101	42
Interest expense	(1,367)	(2,081)	(2,571)	(3,131)
Foreign exchange gain (loss)	(216)	(81)	(1,845)	(606)
Other financial expense, net	(15)	(324)	(433)	(381)
Financial income (expense), net	(1,570)	(2,473)	(4,748)	(4,076)

Equity in income of affiliated company	5	33	37	36

Income (loss) before taxes	(76,914)	745	(80,135)	2,262

Income tax expense	6,676	(31)	6,520	244

Net income (loss)	€ (70,238)	€ 714	€ 73,615)	€ 2,506

Basic net income (loss) per share	€ (3.82)	€ 0.04	€ (4.01)	€ 0.14
Diluted net income (loss) per share	€ (3.82)	€ 0.04	€ (4.01)	€ 0.14

Number of shares used in computing basic
net income (loss) per share	18,372,841	18,372,841	18,372,841	18,372,841

Number of shares used in computing diluted
net income (loss) per share	18,372,841	18,372,841	18,372,841	18,372,841

See notes to financial statements.

19

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(U.S. GAAP, in thousands)

	Six Months ended June 30,
	2004	2005
Cash flows from operating activities:
Net income (loss)	€ (73,615)	€ 2,506
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	4,963	4,252
Amortization of intangibles	3,483	1,824
Impairment of goodwill and other intangibles	75,401	—
Amortization of deferred financing costs and debt issuance discount	361	462
Amortization of deferred charges	11	—
Amortization of effective interest rate premium on long-term debt	—	728
Allowance for bad debts	(137)	(120)
Amortization of deferred stock-based compensation	(160)	—
Gain on disposal of assets	27	(1)
Deferred tax credit	(8,079)	(567)
Equity in income of affiliated company	(37)	(36)
Changes in unrealized losses on investments	87	(162)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	2,031	(1,841)
Decrease (increase) in prepaid expenses	138	(579)
Decrease in other assets	3,930	2,566
Increase (decrease) in accounts payable	(386)	89
Decrease in accrued liabilities	(1,443)	(1,224)
Increase (decrease) in accrued compensation	680	(79)
Increase (decrease) in accrued taxes	(745)	(610)
Increase in deferred revenue	20	27
Decrease in other liabilities	897	(217)
Net cash provided by operating activities	7,427	7,018

Cash flows from investing activities:
Acquisition of furniture and equipment	(1,851)	(3,248)
Net cash used in investing activities	(1,851)	(3,248)

Cash flows from financing activities:
Increase (decrease) in bank overdrafts	(1,016)	394
(Increase) decrease in restricted cash	(876)	762
Net increase in cash received for the sale of receivables	—	869
Principal payments on long-term debt	(7,308)	(4,747)
Net cash used in financing activities	(9,200)	(2,722)
Effect of foreign exchange rate changes on cash and cash equivalents	319	(623)
Increase (decrease) in cash and cash equivalents	(3,305)	425
Cash and cash equivalents, beginning of period	15,574	7,361
Cash and cash equivalents, end of period	€ 12,269	€ 7,786
Supplemental disclosures of cash flow information:
Interest paid	€2,474	€2,019
Income taxes paid	386	554
Non-cash investing activities :
Fixed assets acquired under capital lease	—	—

See notes to financial statements.

20

3. NOTES

GENESYS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(U.S. GAAP, in thousands, except share data and when indicated)

Note 1. Organization and business

Genesys S.A., together with its subsidiaries (“the Company”), is a limited liability company organized under the laws of France.

The Company is a global multimedia conferencing leader, providing practical and innovative real-time collaborative and managed event services worldwide.

The Company is highly leveraged. As of June 30, 2005, there was €81.1 million of financial debt, the bulk of which was incurred under a U.S. $125 million credit facility agreement that was entered into in April 2001 and thereafter amended, including most recently in August 2004. This credit facility requires the Company to comply with certain covenants, including the maintenance of financial ratios relating to EBITDA, leverage, interest cover and cash coverage, and limits capital expenditures. If any of these covenants are not maintained, the Company will be required to undertake any one of the following transactions: a) seek additional capital for an amount not less than €20.0 million, or b) enter into a new loan to repay the credit facility, or c) issue bonds to repay the credit facility, or d) enter into a merger agreement, or sale and purchase agreement. If the Company fails to effect one of these extraordinary transactions to remedy the covenant, the Company would be in default and the lenders will have the right to require immediate and full repayment of the amounts outstanding under the credit facility. This credit facility and the related covenants are described in more detail under Note 6. The Company has received waivers from its lenders with respect to certain of its financial covenants at December 31, 2004, March 31, 2005 and June 30, 2005. In addition, on September 30, 2005, the Company obtained prospective waivers from its bank lenders for any financial covenant defaults from September 30, 2005 through September 30, 2006.

Adequate liquidity and capital are critical to the ability of the Company to continue as a going concern and to fund its customer acquisition and marketing programs.

The Company's current operating assumptions and projections reflect management's best estimates of revenue growth and operating expenses. The Company's liquidity requirements are driven primarily by working capital needs, capital expenditures on telecommunications and bridging equipment, servers and its required debt service levels. Currently, management believes that the Company's liquidity requirements will be met through its current capital resources and cash flows generated from operations.

The Company's ability to meet its projections is subject to numerous uncertainties and there can be no assurance that these projected operating cash flows will be achieved. If the Company's cash requirements are more than projected, the Company may require additional concessions from its lenders or additional financing in amounts that may be material. The type, timing and terms of financing that the Company selects will be dependent upon its cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. The Company cannot guarantee that additional financing sources will be available at any given time or available on favorable terms.

Note 2. Basis of presentation

As a publicly traded company on the Nouveau Marché of Euronext Paris since October 1998, the Company publishes consolidated financial statements that have been prepared in accordance with International Financial Reporting Standards in France, which differ in certain respects from Generally Accepted Accounting Principles in the United States.

In addition, the Company has been listed on the Nasdaq Stock Market since April 26, 2001. As a result, the Company publishes consolidated financial statements prepared in accordance with Generally Accepted Accounting Principles in the United States.

21

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with Generally Accepted Accounting Principles in the United States on a basis consistent with the December 31, 2004 audited financial statements and pursuant to the rules and regulations of the Securities and Exchange Commission for interim financial information. These financial statements reflect all adjustments (consisting of normal recurring accruals), which, in the opinion of management, are necessary for a fair presentation of the interim periods presented. The unaudited results of operations for the three and six months ended June 30, 2005 are not necessarily an indication of the results of operations that may be expected for the full year ending December 31, 2005. These financial statements do not include all disclosures associated with annual financial statements and, accordingly, should be read in conjunction with the financial statements and footnotes for the year ended December 31, 2004 included in the Company’s Form 20-F.

Effective for the three and six month periods ended June 30, 2005, the Company has reorganized its Global Video Division, consolidating its activities into the applicable regional segments of North America, Europe, and Asia-Pacific. The Company no longer manages the Global Video Division separately and has gained cost efficiencies through the reorganization. These changes resulted in various reclassifications in the historical segment information presented in Note 8.

The consolidated financial statements include the accounts of the Company and its subsidiaries. The main consolidation principles are as follows:

-	Companies which are wholly owned or which the Company controls are consolidated;
-	Companies over which the Company exercises significant influence but does not control are accounted for under the equity method of accounting; and
-	All significant inter-company transactions and balances are eliminated.

22

GENESYS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)

(U.S. GAAP, in thousands, except share data and when indicated)

The following companies have been consolidated:

Name	Location	Interest and control
1. Fully consolidated companies:
Parent and sub-holding companies
Genesys S.A.	Montpellier, France	Parent company
Geene S.A.S.	Paris, France	100%
Eesys S.A.S.	Paris, France	100%
3054-344 Nova Scotia Ltd.	Halifax, Canada	100%
3054-345 Nova Scotia Ltd.	Halifax, Canada	100%
North America
Genesys Conferencing Inc.	Reston (Virginia), USA	100%
Genesys Conferencing Ltd.	Toronto, Canada	100%
Europe
Genesys Conferencing Ltd.	Croydon, England	100%
Genesys Conferencing A.B.	Stockholm, Sweden	100%
Genesys Conferencing Europe S.A.S.	Ivry, France	100%
Genesys Conferencing S.A.	Brussels, Belgium	100%
Genesys Conferencing, S.R.L.	Milan, Italy	100%
Darome Teleconferencing GmbH	Berlin, Germany	100%
Asia Pacific
Genesys Conferencing Pty. Ltd.	Melbourne, Australia	100%
Genesys Conferencing Pte. Ltd.	Singapore	100%
Genesys Conferencing Ltd.	Hong Kong	100%
Genesys Conferencing Std. Bhd.	Kuala Lumpur, Malaysia	100%
Genesys Conferencing K.K.	Tokyo, Japan	100%
Genesys Technology Consulting Co., Ltd.	Beijing, China	100%
Genesys Conferencing (NZ) Limited	New Zealand	100%
2. Affiliates accounted for under the equity method:
Genesys Conferencing Iberia	Madrid, Spain	20%

Reclassifications

Certain 2004 amounts have been reclassified to conform to the 2005 presentation. The reclassifications are primarily related to the revised reporting segments used in the 2005 presentation as well as certain corporate and administrative costs formerly presented within the reporting segments that are now segregated as “Corporate” costs (see Note 8). The reclassifications did not affect the Company’s total revenue, expenses, operating income, net income, or balance sheet.

Note 3.	Impairment of goodwill and identifiable intangible assets

Six months ended June 30,
	2004	2005
Impairment of:
Goodwill	€53,401	€ —
Identifiable intangible assets	22,000	—
	€75,401	€ —

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which requires that goodwill be reviewed for impairment at least annually, the Company tested goodwill for impairment using the two-step process prescribed in SFAS 142 as at October 1, 2003 and June 30, 2004. The impairment charge recorded in 2004 is due to the reduced level of cash flows expected for the next several years, which was the trigger event leading to this impairment review. The reduced level of expected cash flows is mainly a result of the current, competitive industry environment, which has resulted in significant price erosion.

23

GENESYS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)

(U.S. GAAP, in thousands, except share data and when indicated)

The first step of the review is a screen for potential impairment, while the second step measures the amount of the impairment, if any. Under the guidance of SFAS 142, the Company divided its business into reporting units composed of four reportable segments (North America, Europe, Asia-Pacific and Global Video Division). For segments where the carrying value exceeded the estimated fair value of net assets, the second step was required. During this second step, the amount of impairment is defined by the difference of implied fair value of goodwill and its book value as of the date of the review. In 2003, the Company performed this review with the assistance of an independent valuation consulting company. Based on the results of this review, using a discounted cash flow approach based on the Company’s current financial projections at the time of the review, the Company recorded an impairment charge of €53,401 for the six months ended June 30, 2004, which was recorded as reduction to the carrying value of goodwill. Although the Company did not use an independent valuation consulting company in reviewing for impairment as of June 30, 2004, the Company maintained the same methodology, or approach, as in prior years. The impairment charge recorded in 2004 is mainly associated with the acquisition of North American businesses, mainly related to the Vialog Corporation acquisition, which occurred in April 2001. At June 30, 2004, the net book value of North America goodwill is at zero.

As of October 1, 2003 and June 30, 2004, the Company also performed a review of the carrying value of technology and customer lists that were associated with the acquisitions of North American businesses (1999 and 2001), as certain information indicated that the carrying amount of these intangible assets may not be recoverable. The impairment charge recorded in 2004 is due to the reduced level of cash flows expected for the next several years, which was the trigger event leading to this impairment review. The reduced level of expected cash flows is mainly a result of the current, competitive industry environment, which has resulted in significant price erosion.

The review was performed in accordance with the Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Based on the results of this review, the Company recorded an impairment charge of €22,000 for the six months ended June 30, 2004, which was recorded as a reduction to the carrying value of intangible assets. The impairment charge of €22,000 recorded in 2004 relates to the customer lists of Vialog.

Note 4.	Receivables factoring program

In February 2005, the Company signed an agreement with a French factoring company to sell certain accounts receivables of the largest customers of its French operating subsidiary, Genesys Conferencing Europe.  Under the terms of the agreement, the Company must repurchase certain receivables that have been sold to the factoring company when specific criteria are met. Consequently, receivables sold under the program are reported in accounts receivable in the Company's consolidated balance sheet.  At June 30, 2005, €1.3 million included in the €22.0 million of accounts receivable in the consolidated balance sheet was sold under the terms of the program.

Note 5.	Other long-term liabilities

Other long-term liabilities consist of the following:

	December 31, 2004	June 30, 2005
Accrued restructuring expenses as follows:
United States, 2002-03 plans, consolidation of call centers	€ 610	€ 388
United States, 1998-99 plans, consolidation of call centers	796	507
Germany, 2002 plan, closing of Rödermark call center	211	151
Montpellier, 2004 plan, consolidation of senior management and administrative and finance department to Reston, Virginia	450	355
Subtotal—accrued restructuring expenses	2,067	1,401
Accrued severance and related litigation	336	351
Tax audit accruals (Genesys Conferencing France)	244	119
Others	64	45
Total other long-term liabilities	2,711	1,916
Less current portion	(1,467)	(1,489)
Other long-term liabilities, less current portion	€ 1,244	€ 427

24

GENESYS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)

(U.S. GAAP, in thousands, except share data and when indicated)

In the six months ended June 30, 2005, the Company recognized a net restructuring charge of €0.2 million, as follows:

-	€0.3 million of employee severance due to the consolidation of the Company’s Global Video Division into the regional segments of North America, Europe, and Asia-Pacific; and
-

€(0.1) million of adjustments as a result of changes in certain assumptions regarding restructuring reserves related to our North American facilities. The changes in assumptions related to improved subleasing activities and lower than expected variable facilities charges.

Note 6. Long-term debt

Long-term debt consists of the following (in thousands of euros):

	December 31, 2004	June 30, 2005
Term loans, variable rate	€ 66,111	€ 70,203
Revolving loans, variable rate	7,342	8,270
3% Convertible bonds, net of unamortized discount of €46 and €19 at December 31, 2004 and June 30, 2005, respectively	3,178	3,205
Interest free loan from ANVAR	120	120
Capital lease obligations	247	97
Total long-term debt	76,998	81,895
Less current portion	(12,225)	(14,870)
Long-term debt, less current portion	€ 64,773	€ 67,025

Bank Financing Restructuring

Amendments to the April 2001 U.S. $125 Million Credit Facility

On August 6, 2004, the Company signed an amendment to the April 2001 U.S $125 million credit facility with its bank creditors. The amendment mainly provides for the rescheduling of principal repayments.

This is its fourth amendment to the April 2001 U.S. $125 million credit facility, and the second to provide for a rescheduling of the principal repayments under this credit facility. The Company entered into these amendments because the Company otherwise would not have been able to comply with the financial covenants that the Company was required to meet, and because the Company needed to lengthen the period during which the Company was required to make principal payments or to realign the principal payment schedule to reduce the amounts due in the earlier periods. The Company hopes that it will be able to meet the covenants and principal repayment schedule as now amended or to refinance its debt or raise other capital as needed, although it cannot provide any assurance in this regard. If the Company does not meet its covenants, it will be required to undertake one of several extraordinary transactions, failing which its lenders will have the right to require it to repay its credit facility in full (which it is unlikely to be able to do).

25

GENESYS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)

(U.S. GAAP, in thousands, except share data and when indicated)

The amended principal payment schedule on an annual basis compared to the prior maturity schedule is disclosed below under “rescheduling of principal repayments”.

Under the amendment, interest will continue to be paid according to the original schedule (i.e., semi-annually on April 30 and October 31), subject to an increase of 50 basis points applying to the principal repayments postponed until after April 20, 2007. The Company has also agreed to prepay certain amounts of the loan if its excess cash flows exceed certain levels.

The August 6, 2004 amendment adjusted the level of the four existing financial covenants to be complied with and added a new financial covenant relating to EBITDA. As amended, the financial covenants provide flexibility for the Company to implement certain transactions before its bank lenders may declare it in default under the credit agreement. However, if the Company falls below certain base levels, its lenders may declare it in default.

The amended threshold financial covenants are as follows:

-

the Company must maintain a cash cover ratio (consolidated cash flow over consolidated debt service) above specific levels varying from 0.83 to 1.14 for each quarter ended from June 30, 2005 and September 30, 2008;

-

the Company must maintain an interest cover ratio(consolidated EBITDA over consolidated net interest expense) of no less than 5.46 as at June 30, 2005, increasing progressively to 13.77 as at September 30, 2008;

-

the Company must maintain a leverage ratio (outstanding consolidated net indebtedness over consolidated EBITDA) for each quarter of no more than 2.81 as at June 30, 2005 decreasing progressively to 0.60 as at September 30, 2008;

-

the Company must maintain a consolidated EBITDA at least equal to a specified amount for each quarter ending between June 30, 2005 and September 30, 2008, varying from €5.62 million to €6.41 million, and for each six-month period on a rolling two-quarter basis ending between December 31, 2005 and September 30, 2008, varying from €11.37 million to €19.25 million.

Should the Company not meet one of the above covenants, it may be required to pursue one of the following:

-	A capital increase in an amount of not less than €20 million;
-	A new loan of an amount sufficient to repay the sums outstanding under the credit facility;
-	A bond issuance in an amount sufficient to repay the sums outstanding under the credit facility;
-	The execution of a merger agreement or sale and purchase agreement, or the launching of a tender offer; or
-	Another transaction that is ratified by the Company’s Board of Directors and accepted by its bank lenders.

If the Company is not able to effect one of the foregoing transactions, its lenders will have the right to require the immediate repayment in full of its outstanding indebtedness. It is likely that the Company would be unable to effect such a repayment.

In addition to the threshold financial covenants, the Company must respect the following base financial covenants:

-	the Company must maintain a cash cover ratio at or above certain levels varying from 0.74 to 1.02 for each quarter ending between June 30, 2005 and September 30, 2008;
-	the Company must maintain an interest cover ratio of no less than 4.88 as at June 30, 2005, increasing progressively to 12.32 in 2008;
-	the Company must maintain a leverage ratio of no more than 3.07 as at June 30, 2005, decreasing progressively to 0.66 in 2008;
-

the Company must maintain consolidated EBITDA at least equal to €5.73 million for the quarter ended June 30, 2005 and €5.03 million for the quarter ended September 30, 2005 and, for each six-month period on a rolling two-quarter basis ending between December 31, 2005 and September 30, 2008, must maintain consolidated EBITDA at least equal to a specified amount varying from €10.17 million to €17.22 million; and

-

the Company must not make annual capital expenditures in excess of a certain amount increasing from €4.9 million to €11.5 million for each year between 2005 and 2007 (subject to a limited exception to carry-forward a portion of any shortfall from the previous year);

26

GENESYS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)

(U.S. GAAP, in thousands, except share data and when indicated)

Compliance with the ratios listed above is tested quarterly, at the end of each quarter through September 30, 2008. The restriction on capital expenditures is tested on an annual basis.

At June 30, 2005, the Company did not satisfy its cash cover and leverage ratio financial covenants. At March 31, 2005, the Company did not satisfy its cash cover, leverage and consolidated EBITDA ratio financial covenants. The Company has obtained waivers from its bank lenders with respect to these covenants at these dates. In addition, on September 30, 2005, the Company obtained prospective waivers from its bank lenders for any financial covenant defaults from September 30, 2005 through September 30, 2006 (See Note 10).

Principal payment schedule, as amended

According to the August 6, 2004 amendment, the remaining amended principal payment schedule on an annual basis is as follows:

		Repayments according to amendment signed on August 6, 2004
		In millions of U.S. dollars	In millions of euros (June 30, 2005 closing exchange rate)
2nd half-	2005	$6.0	€5.0
	2006	$16.0	€13.2
	2007	$22.3	€18.4
	2008	$49.8	€41.2
Total		$94.1	€77.8

Repurchase of the 1999 convertible notes

In February 2004, the Company repurchased 125,330 convertible notes for an amount of €2.2 million, utilizing the escrow account created after the rights offering completed in 2003.

In October 2005, the Company will repurchase the total remaining outstanding convertible notes for an amount of €3.2 million.

Note 7. Revenue breakdown

Revenues consist of the following:

	Three Months ended June 30,		Six Months ended June 30,
	2004	2005	2004	2005
Services:
Genesys Meeting Center	€ 26,867	€ 28,415	€ 53,891	€ 54,871
Genesys Event Services	7,672	7,151	15,443	13,983
Other	1,152	680	2,574	1,514
Total	€ 35,691	€ 36,246	€ 1,908	€ 70,368

27

GENESYS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)

(U.S. GAAP, in thousands, except share data and when indicated)

Note 8. Segment and geographic information

The Company and its subsidiaries currently operate in three reportable segments: North America, Europe and Asia-Pacific. The Company makes key decisions and evaluates its performance based on these segments. Corporate items primarily include non-operating overhead expenditures that are not directly attributable to the operating segments.

The following is a summary of operations by segment for three months ended June 30, 2004 and 2005:

	North America	Europe	Asia- Pacific	Corporate	Total
Three months ended June 30, 2004
Revenue	€ 18,617	€ 14,587	€ 2,487	€ —	€ 35,691
Gross Profit	9,728	11,118	1,542	—	22,388
Operating income (loss)	(73,478)	5,412	262	(7,545)	(75,349)

Three months ended June 30, 2005
Revenue	€ 18,548	€ 14,508	€ 3,190	€ —	€ 36,246
Gross Profit	10,618	10,959	2,147	—	23,724
Operating income (loss)	3,359	5,323	1,020	(6,517)	3,185

The following is a summary of operations by segment for the six months ended June 30, 2004 and 2005:

	North America	Europe	Asia- Pacific	Corporate	Total
Six months ended June 30, 2004
Revenue	€ 37,597	€ 29,654	€ 4 ,657	€ —	€ 71,908
Gross Profit	19,620	22,316	2,870	—	44,806
Operating income (loss)	(71,677)	10,418	672	(14,837)	(75,424)

Six months ended June 30, 2005
Revenue	€ 35,917	€ 28,590	€ 5 ,861	€ —	€ 70,368
Gross Profit	19,841	21,945	3,720	—	45,507
Operating income (loss)	6,036	10,501	1,439	(11,674)	6,302

28

GENESYS S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)

(U.S. GAAP, in thousands, except share data and when indicated)

Note 9. Commitments associated with the U.S. $125 million credit facility and other commitments

On June 29, 2001, the Company entered into a U.S. $57.5 million interest rate swap agreement to hedge its exposure on 50% of its outstanding term loans under the U.S. $125 million credit facility, excluding the U.S. $10 million revolving line of credit, granted in April 2001, denominated in U.S. dollars. The effect of the latter agreement was to convert underlying variable rate debt based on Libor USD to fixed rate debt with an interest rate of 5.52%. The interest rate SWAP agreement expired on April 30, 2004.

On December 11, 2003, the Company entered into a new financial instrument named CAP 6 months 3.00% Knock Out (KO) 5.00% to hedge its exposure on its outstanding debt denominated in U.S. dollars for the period between May 1, 2004 and October 30, 2008. This new financial instrument replaced the interest rate swap financial instrument that expired on April 30, 2004. The full cost of U.S. $354 thousand for this financial instrument was paid in 2003

The fair value adjustment of the Knock-Out CAP as a result of changes in market interest rates are recognized as other financial income (expenses), as the Company is not able to apply the special accounting treatment prescribed under SFAS 133. The fair value adjustment (favorable amount) amounted to €455 thousand at June 30, 2005.

The U.S. $125 million credit facility agreement is secured by the following:

— Stock pledge of shares of Genesys Conferencing Ltd (England), Genesys Conferencing AB (Sweden), Genesys Conferencing Inc, including subsidiaries; and

— Security over some assets such as accounts receivable and other assets of Genesys Conferencing Inc.

Note 10. Subsequent Events

At June 30, 2005, the Company did not satisfy its cash cover and leverage ratio financial covenants, as described in Note 6. The waiver for the cash cover covenant default was obtained on April 27, 2005 and the waiver for the leverage covenant default was obtained on August 9, 2005, subsequent to the balance sheet date.

On September 30, 2005, the Company obtained prospective waivers from its bank lenders for any financial covenant defaults from September 30, 2005 through September 30, 2006.

29

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2005

GENESYS SA

By: /s/ François Legros

Name: François Legros

Title: Chairman and Chief Executive Officer